

17016556

SI

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital City Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1335 Dublin Road Suite 122-D
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard B. Osmos - H44 CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Rd. Columbus Ohio 43220
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert K. Corgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitol City Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Steven R Kennedy

Notary Public


NOTARIAL SEAL
STATE OF OHIO

STEVEN R. KENNEDY
Notary Public, State of Ohio
My Commission Expires
September 1, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL CITY SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Capital City Securities, LLC
Columbus, Ohio

We have audited the accompanying balance sheets of Capital City Securities, LLC (an Ohio limited liability corporation) as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of Capital City Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Capital City Securities, LLC's financial statements. The supplemental information is the responsibility of Capital City Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2017

CAPITAL CITY SECURITIES, LLC

BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

ASSETS		2016		2015
Cash	$	1,682	$	375
Deposit with clearing organization		50,000		50,000
Fees receivable		56,121		41,328
Receivable from broker-dealers and clearing organization		21,112		33,374
Accounts receivable - other		18,708		23,584
Accounts receivable - related party		32,727		24,264
Other assets		1,732		407
Total current assets		182,082		173,332
Long-term assets		-		-
	$	182,082	$	173,332
LIABILITIES AND MEMBERS' EQUITY				
Accounts payable	$	32,217	$	33,516
Commissions payable		59,506		65,122
Other liabilities		474		559
Total current liabilities		92,197		99,197
Long-term liabilities		-		-
Total liabilities		92,197		99,197
Members' equity:				
Contributed capital		205,000		205,000
Retained earnings		(115,115)		(130,865)
Total members' equity		89,885		74,135
	$	182,082	$	173,332

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Revenues:		
Commissions	$ 1,015,675	$ 1,842,616
Other income	101,799	69,539
Total revenues	1,117,474	1,912,155
Expenses:		
Commissions	563,914	1,033,603
Clearing house charges	221,995	227,476
Professional fees	124,688	428,729
Insurance	30,559	31,349
Licenses, dues and subscriptions	28,509	31,086
Wages	45,846	22,072
Office rent	8,119	8,119
Computer support	9,540	11,206
Travel and entertainment	8,276	7,486
Other	5,278	5,853
Total expenses	1,046,724	1,806,979
Net income	$ 70,750	$ 105,176

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Contributed Capital:		
Balance at beginning of year	$ 205,000	$ 205,000
Contributions	-	-
Balance at end of year	205,000	205,000
Retained Earnings:		
Balance at beginning of year	(130,865)	(141,041)
Net income	70,750	105,176
Distributions	(55,000)	(95,000)
Balance at end of year	(115,115)	(130,865)
Total members' equity	$ 89,885	$ 74,135

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

		2016		2015
Cash flows from operating activities:				
Net income	$	70,750	$	105,176
Adjustments to reconcile net income to net cash provided by operating activities:				
(Increase) decrease in:				
Fees receivable		(14,793)		(13,658)
Receivable from broker-dealers and clearing organization		12,262		7,427
Accounts receivable - other		4,876		(7,449)
Accounts receivable - related party		(8,463)		(19,645)
Other assets		(1,325)		(363)
Increase (decrease) in:				
Accounts payable		(1,299)		8,084
Commissions payable		(5,616)		(3,445)
Other liabilities		(85)		51
Total adjustments		(14,443)		(28,998)
Net cash provided by operating activities		56,307		76,178
Cash flows from investing activities		-		-
Cash flows from financing activities:				
Distributions		(55,000)		(95,000)
Net cash used in operating activities		(55,000)		(95,000)
Net increase (decrease) in cash		1,307		(18,822)
Cash at beginning of period		375		19,197
Cash at end of period	$	1,682	$	375
Supplemental disclosures:				
Interest paid	$	-	$	-
Income taxes paid	$	-	$	-

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Note 1 - Summary of Significant Accounting Policies

A. Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2016, the Company is licensed in 22 states, including California, Colorado, Florida, Hawaii, Illinois, Indiana, Iowa, Kentucky, Massachusetts, Michigan, Minnesota, New York, North Carolina, New Jersey, Nevada, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and West Virginia.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank, one money market account and on deposit with FINRA. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2016. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and held at FINRA to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades and monies owed it from licensed securities representatives for charges incurred at the firm. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Note 1- Summary of Significant Accounting Policies- (Continued)

E. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $414 and $439 in 2016 and 2015, respectively. Advertising is included in other expenses.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities for the year ended December 31, 2016, $6,150 or $5,000. At December 31, 2016 the Company's net capital as defined by SEC Rule 15c3-1 was $32,330 above the minimum net capital required.

Note 4 – Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses. These services accounted for $67,967 in expenses during the year.

At December 31, 2016, CCP owed the Company $32,727, all of which is included in the related party receivable in the accompanying balance sheet.

Note 5 – Income Taxes

The Company is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2016, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2013.

(Continued)

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Note 6 – Pending Litigation

The Company has been named in a suit and the case has been remanded to arbitration by FINRA. The Company estimates the likelihood of loss in this case is not probable and the Company's estimate of the range of potential loss between zero and $350,000. This potential liability is not reported in the financial statements due to the Company's estimation that the likelihood of loss is not probable.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2016, up to the date of audit report (February 27, 2017) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

SUPPLEMENTARY INFORMATION

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2016

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total members' equity		$ 89,885
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		89,885
Non-allowable assets:		
Accounts receivable – other	$ 18,708	
Accounts receivable – related party	$ 32,727	51,435
Net capital before haircuts on securities positions		38,450
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$ 38,450
Computation of aggregate indebtness – Total liabilities from Balance Sheet		$ 92,197
Ratio of aggregate indebtness to net capital		2.3978 to 1

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2016

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 38,450
Adjustments	-
Net capital per audited financial statements	$ 38,450

No material differences were found during the audit that affected the net capital calculation.

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2016

Schedule III

Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SEC Rule 15c3-3 Exemption Report

Members
Capital City Securities, LLC

Capital City Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2016, without exception.

Capital City Securities, LLC

I, ________________ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert K. Cargin
FINOP

February 28, 2017

SEC Rule 15c3–3 Exemption Report

.Members
Capital City Securities, LLC

Capital City Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2016, without exception.

Capital City Securities, LLC

I, ________________ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert K. Cargin
FINOP

February 27, 2017


H H H
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Capital City Securities, LLC
Columbus, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Capital City Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital City Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital City Securities, LLC stated that Capital City Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital City Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital City Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHHCPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2017

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com


HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Capital City Securities, LLC
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Capital City Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital City Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Capital City Securities, LLC's management is responsible for Capital City Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com
Member: American Institute of Certified Public Accountants

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2017

CAPITAL CITY SECURITIES, LLC

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2016

	Payment Date	Payee	Amount
1st Half	January 11, 2017	SIPC	$ 547